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                           November 23, 2020

       Gilad Glick
       Chief Executive Officer
       Itamar Medical Ltd.
       9 Halamish Street
       Caesarea 3088900, Israel

                                                        Re: Itamar Medical Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed November 18,
2020
                                                            File No. 333-250155

       Dear Mr. Glick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nathan Ajiashvili, Esq.